Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats Team -

I am excited to share the news about an important milestone for our company. Today, we announced that Vivid Seats will become a public company, by merging with Horizon Acquisition Corporation, a special purpose acquisition company, or SPAC.

This is a major step for our company, our partners, our customers, and our entire team. As a public company, we expect that we will be able to accelerate the growth of our business – and this transaction marks Horizon Acquisition Corp.’s confidence in the strength of our business model as a leader in the secondary ticketing marketplace and in our growth potential as a public company. Accessing this capital presents a true opportunity for our entire team.

However, as exciting as this is, we must all remember that this announcement is a milestone, not an endpoint. And while celebration is certainly deserved, it’s important that we remain focused on continuing to execute our responsibilities every day.  If anything, it is more important than ever we remain fiercely dedicated and laser focused on all of our efforts.  As events start safely opening up to fans, we stand poised with a unique opportunity to truly disproportionately catalyze growth and deliver unparalleled value to our buyers, sellers, and partners.

Additionally, it is critical that everyone recall that confidentiality is more important now than ever; sharing confidential details cannot only jeopardize this go-public deal, but could also put the company, and any individuals that leak information, in serious legal trouble with regulators, including potential criminal liability.

Public Company Communications

As a publicly-traded entity, Vivid Seats will have certain responsibilities to investors, regulators, and our employees, while continuing our commitment to transparency and accountability. Unlike privately-held companies, our company will have an increased need to disclose financial information in quarterly earnings reports. Here are some of the other updates that you should keep in mind for our next step:

•	Employees cannot share information, especially around important events such as earnings announcements, acquisitions, contracts and awards, and other events material to Vivid Seats’ value that may impact our stock price.
•	Employees cannot disclose material non-public information to outsiders, including information related to earnings, takeovers, security offerings, or litigation.
•	Employees cannot have, or benefit from, material information (including information about new contracts, new acquisitions, and other information) before other shareholders/investors are made aware of these developments.

The “Frequently Asked Questions” document attached to this email expands on these points, covering questions related to the transaction itself, employee impact, customer impact, public company regulations, and our overarching business strategy moving forward. Please review the document comprehensively, as it addresses many potential questions or concerns.

Social Media

Attached please also see some guidelines related to commentary on social media. We do encourage you to like and share our social media posts across your own channels to celebrate this news, and we request that you please keep these guidelines in mind across:

•	LinkedIn
•	Facebook
•	Twitter
•	Instagram
•	And any other platforms you use

Media Policy

And finally, as a reminder, Vivid Seats’ Communications Policy states that only approved spokespeople may speak to the media. Please do not comment on the transaction announced today. If any media reach out, direct them to Michael O’Neil using the below message:

“Thanks for reaching out, however, I am not a Vivid Seats spokesperson. Please contact our media team via email at press@vividseats.com”

This process helps mitigate risk and ensures we’re following the appropriate protocols. Thanks in advance for everyone’s help.

Moving Forward

In the coming weeks, we will go through a regulatory review process and work through other closing conditions before we close the transaction. Once we have closed the transaction, expected in the third quarter of this year, we will become a publicly listed company, and trading will begin.

If you have any questions or concerns, please reach out to me directly or your senior leader, and let us know how we can help.

I am so proud and humbled to work alongside all of you – this is only one part of our plan to Emerge Stronger , and I couldn’t be more excited to help fans experience it live!  Thank you for all of your decisively united efforts in working so hard to achieve this milestone.  The gates are here and we’re bursting through!

We will host a town hall later today to review this and provide a live update as well.

Thanks!

Stan

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation (“Horizon”) and Vivid Seats, which will be the going-forward public company, intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov,or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.